For Immediate Release November 3, 2005	TSX/NYSE/PSE: MFC; SEHK: 0945
Manulife Financial Corporation reports third quarter
shareholders’ earnings of $746 million
Shareholders’ earnings total $879 million excluding unusual items
TORONTO — Manulife Financial Corporation today reported shareholders’ net income of $746 million for the third quarter of 2005, an increase of five per cent over a year earlier. Over the same period, earnings per common share increased by six per cent to $0.93. Excluding a charge related to Hurricane Katrina and a gain on recognition of future tax assets in Japan Division, shareholders’ net income would have been $879 million, a 23 per cent increase over one year ago, and earnings per share would have been $1.10, a 25 per cent increase over the third quarter of 2004.
Total premiums and deposits for the third quarter reached a record level of $15.7 billion, an increase of $2.2 billion above the third quarter of 2004 despite the $1.1 billion negative impact of currency exchange rates. Contributing to this result were exceptional wealth management sales, which increased by 24 per cent over last year, including record sales levels for U.S. variable annuities.
Included in the financial results for the third quarter of 2005 were charges associated with Hurricane Katrina amounting to $198 million (US$165 million), incurred in the Reinsurance Division, and a gain of $65 million due to the recognition of future tax assets in the Japan Division, based on a review that confirmed our ability to utilize these assets.
“The solid results reported in the third quarter reflect the benefits of our diversification and scale. Despite the charges recorded for Hurricane Katrina, we have again reported strong sales and strong earnings,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “I am particularly pleased by the sales levels achieved across our wealth management businesses and in our U.S. individual insurance operations.”
The Company’s return on common shareholders’ equity was 12.7 per cent this quarter, up from 12.0 per cent a year ago. Excluding the charge associated with Hurricane Katrina and the gain on the recognition of future tax assets in Japan, return on common shareholders’ equity would have been 14.9 per cent.
“Earnings this quarter benefited from solid investment results and good expense management partially offset by higher claims primarily due to Katrina and by the negative impact of currency movements,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer. “Our integration efforts are now drawing to a close as we approach run-rate savings at our targeted US$325 million level.”

OPERATING HIGHLIGHTS
•	Manulife-Sinochem continued to expand its operations in China with the launch of its group insurance business and is among the first foreign joint ventures to offer group insurance in mainland China. Also, four new city licenses were received and we are now authorized to operate in eleven cities in China.

•	Manulife Financial’s Canadian Pension Operations was awarded the mandate for group retirement savings plans for Wal-Mart Canada. Manulife will become Wal-Mart Canada’s exclusive provider of Group Benefits and Group Retirement Savings programs for its Associates. This mandate reinforces Manulife’s reputation in the large employer market.

•	MFC Global Investment Management (Japan) was granted a license to operate as an investment advisor in Japan allowing it to manage assets of pension clients and other third party institutions on a discretionary basis. As part of Manulife Financial worldwide, MFC Global Japan will bring global investment management expertise and world-class products to the institutional investment market in Japan.

•	Manulife Financial continued to develop and enhance its product line-up with new products and features introduced in a variety of markets:
•	John Hancock launched Protection Variable Universal Life (VUL), a product that combines the opportunity for growth with affordable death benefit protection in one simple-to-understand policy. An innovative optional feature provides investment diversification through investment in a Lifestyle portfolio or via an asset allocation model.

•	John Hancock Long-Term Care Insurance introduced ‘SimpleChoices,’ a package of long-term care insurance products designed to simplify the sales process for distributors and customers.

•	Manulife Financial’s Canadian Pension Operations launched a new Group Retirement Income Plan product designed to let participants draw retirement income while continuing to have access to familiar investments and services.

•	Manulife Japan introduced ‘ManuStep’ an innovative and advanced universal life insurance product designed to provide a balanced combination of current coverage and funds for retirement.

•	In Vietnam, Manulife introduced an innovative education endowment package that provides a university education fund and comprehensive insurance protection for children.

FINANCIAL PERFORMANCE
Financial Highlights
(unaudited)

	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (C$ millions)	746	839	713
Basic Earnings per Common Share — reported (C$)	0.93	1.05	0.88
Return on Common Shareholders’ Equity (%, annualized)	12.7	14.3	12.0
Premiums & Deposits (C$ millions)	15,744	14,339	13,497
Funds under Management (C$ billions)	359.9	364.0	346.1
Net Income
Manulife Financial Corporation reported shareholders’ net income of $746 million for the third quarter ended September 30, 2005, an increase of five per cent from $713 million in 2004. Property and casualty reinsurance net losses related to Hurricane Katrina amounted to $198 million (US$165 million) and a gain on the recognition of future tax assets in Japan Division, based on a review that confirmed our ability to utilize these assets, amounted to $65 million. Excluding these two items, earnings would have been $879 million, an increase of 23 per cent, driven by favourable investment returns, growth in wealth management businesses, expense synergies, and the positive impact of equity markets. The stronger Canadian dollar negatively impacted earnings by $51 million and integration expenses reduced this quarter’s earnings by $17 million.
Year-to-date shareholders’ net income was $2,386 million, up 33 per cent from the $1,794 million reported in 2004.
Diluted Earnings per Share and Return on Common Shareholders’ Equity
The third quarter diluted earnings per common share of $0.92 grew by six per cent compared to $0.87 in 2004 and return on common shareholders’ equity for the three months ended September 30, 2005 was 12.7 per cent compared to 12.0 per cent in 2004. Excluding the impact of charges related to Hurricane Katrina and the Japan deferred tax asset recognition, diluted earnings per common share would have amounted to $1.09 and return on common shareholders’ equity would have been 14.9 per cent.
Premiums and Deposits
Premiums and deposits for the third quarter were $15.7 billion compared to $13.5 billion in 2004. The growth was driven by increased sales in the wealth management business lines, primarily the variable annuity and group retirement service businesses in the U.S. and the Individual Wealth Management business in Canada. These increases were partially offset by the $1.1 billion impact of a strengthening Canadian dollar.
Funds under Management
Funds under management increased to $359.9 billion as at September 30, 2005 compared to $346.1 billion as at September 30, 2004. The growth was driven by positive segregated fund net sales of $14.7 billion and market value appreciation, which were significantly offset by $5.0 billion of scheduled maturities of institutional annuities in Guaranteed and Structured Financial Products and the $25.9 billion negative impact of a strengthening Canadian dollar.

Capital
Total capital was $27.9 billion as at September 30, 2005 down slightly from $28.8 billion as at September 30, 2004. Net income in the past 12 months and the addition of $350 million of preferred shares issued on February 10, 2005 were more than offset by shareholder dividends over the last 12 months of $910 million, the repurchase of 25 million shares over the last 12 months for $1.4 billion and a $1.9 billion negative impact of a strengthening Canadian dollar.
Quarterly Dividend
The Board of Directors approved a quarterly shareholders’ dividend of $0.30 per share on the common shares of the Company, payable on and after December 19, 2005 to shareholders of record at the close of business on November 15, 2005. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on and after December 19, 2005 to shareholders of record at the close of business on November 15, 2005. A dividend of $0.29063 per share was also declared on the Non-cumulative Class A Shares Series 2 of the Company, payable on and after December 19, 2005 to shareholders of record at the close of business on November 15, 2005. A dividend of $0.38125 per share was also declared on the Non-cumulative Class A Shares Series 6 of The Manufacturers Life Insurance Company, payable on and after December 31, 2005 to shareholders of record at the close of business on December 15, 2005.
PERFORMANCE BY DIVISION
U.S. Protection Division

Canadian dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (millions)	144	157	112
Premiums & Deposits (millions)	1,680	1,640	1,823
Funds under Management (billions)	56.5	59.1	58.0

U.S. dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (millions)	119	127	86
Premiums & Deposits (millions)	1,399	1,318	1,395
Funds under Management (billions)	48.6	48.3	45.9
•	U.S. Protection’s 2005 third quarter shareholders’ net income of $144 million increased by 29 per cent from the $112 million reported in the third quarter of 2004. On a U.S. dollar basis, earnings grew 38 per cent. This growth was driven by improved investment returns, including an increase in equity markets compared to a decline in equity markets for the same period last year, higher sales and merger related expense savings in the Individual Insurance business, and improved margins and claims experience in Long-Term Care. Earnings continued to benefit from favourable mortality gains in Individual Insurance, however, they were lower year over year compared to the excellent mortality experienced in 2004. The stronger Canadian dollar also negatively impacted earnings. Year-to-date shareholders’ net income was $436 million, up 37 per cent over 2004.

•	Premiums and deposits of $1.7 billion for the quarter were lower than the $1.8 billion reported in the third quarter of 2004 primarily due to the negative impact of a stronger Canadian dollar. On a U.S. dollar basis, premiums and deposits were consistent with prior year and have increased from previous quarters, reflecting the success of product enhancement initiatives and increased renewal premiums.

•	Funds under management of $56.5 billion were slightly lower than the $58.0 billion reported in 2004. On a U.S. dollar basis, funds under management increased by six per cent as the impact of business growth and equity market performance were partially offset by a large COLI surrender in the Closed Participating block in the third quarter of 2005.
U.S. Wealth Management Division

Canadian dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (millions)	163	135	119
Premiums & Deposits (millions)	7,772	6,550	5,744
Funds under Management (billions)	136.0	136.4	125.0

U.S. dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (millions)	136	108	91
Premiums & Deposits (millions)	6,470	5,266	4,392
Funds under Management (billions)	117.1	111.3	98.9
•	U.S. Wealth Management’s net income for the third quarter of 2005 was $163 million, up 37 per cent from the $119 million reported in the prior year. On a U.S. dollar basis, the increase was 49 per cent. Continued net sales growth in the variable annuity and John Hancock Retirement Plan Services (JHRPS) operations, the favourable impact of improved equity markets and good investment returns were the major drivers of the increase. Year-to-date, shareholders’ net income was $434 million, up 54 per cent over 2004.

•	Premiums and deposits for the quarter of $7.8 billion were $2.1 billion higher than the $5.7 billion reported in the third quarter of 2004. On a constant currency basis, the increase was 47 per cent. Leading the growth was the variable annuity business, with premium and deposit increases of 60 per cent, primarily attributable to the Principal Plus For Life (PPFL) product, which offers an enhanced withdrawal benefit. JHRPS’s premiums and deposits increased by 30 per cent, driven by the impact of new sales and higher recurring deposits from a growing block of business. Mutual funds deposits growth of 41 per cent and increased premiums in the fixed annuity business due to the sales in the bank channel also contributed to overall growth.

•	As at September 30, 2005, funds under management of $136.0 billion were nine per cent higher than the $125.0 billion balance reported a year ago. On a U.S. dollar basis, funds under management were up 18 per cent. The increase in funds under management was a result of continued strong net policyholder cash flows in the variable annuity and JHRPS businesses over the past 12 months and improved equity markets, partially offset by the negative impact of a strengthened Canadian dollar.

Guaranteed and Structured Financial Products Business Unit

Canadian dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (millions)	36	114	73
Premiums & Deposits (millions)	477	426	361
Funds under Management (billions)	36.4	39.8	43.6

U.S. dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (millions)	30	91	56
Premiums & Deposits (millions)	397	343	276
Funds under Management (billions)	31.3	32.4	34.5
•	The Guaranteed and Structured Financial Products business unit is part of the U.S. Wealth Management Division. For financial reporting, it is a separate segment. The business unit reported third quarter 2005 net income of $36 million compared to $73 million for the same period last year. This decrease was driven by the impact of unfavourable investment results partially caused by a decline in the value of private equity holdings. Year-to-date net income was $218 million, up from the $130 million reported for the five months ended September 30, 2004.

•	Premiums and deposits of $477 million were higher than the same period last year by 32 per cent, driven by a large institutional sale.

•	Funds under management of $36.4 billion were down 16 per cent from the prior year, as scheduled maturities have exceeded new sales volume over the past 12 months. Also contributing to the decrease was the impact of the weakened U.S. dollar.
Canadian Division

Canadian dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (millions)	235	191	165
Premiums & Deposits (millions)	3,347	3,326	2,976
Funds under Management (billions)	66.7	64.2	57.7
•	Canadian Division shareholders’ net income for the third quarter was $235 million, an increase of 42 per cent from the $165 million reported in the third quarter of 2004. Driving the increase were continued growth in the Individual Wealth Management business and favourable investment returns across the Division including the impact of equity market levels on segregated fund guarantee reserves. An increase in disability claims in Group Life and Health was offset by favourable disability claims experience in the Affinity business. Year-to-date shareholders’ net income was $610 million, an increase of 39 per cent over 2004.

•	Premiums and deposits for the quarter were $3.3 billion, up 12 per cent from the $3.0 billion reported for the same period last year. The Division’s increase in premiums and deposits was primarily due to significant growth in wealth management segregated and mutual fund deposits. This increase was partially offset by lower premiums from fixed products due to a consumer preference for equity-based investments in the current low interest rate environment and the non-recurrence of a one-time premium that occurred last year.

•	Funds under management as at September 30, 2005 were $66.7 billion, an increase of $9.0 billion from the same time last year. This increase was largely in segregated and mutual fund assets and was attributable to positive client cash flows and investment gains as a result of improved equity markets. Additionally, Manulife Bank assets grew significantly over the prior year due to continued growth in its lending product sales.
Asia and Japan Division

Canadian dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (millions)	213	132	128
Premiums & Deposits (millions)	2,067	2,099	2,289
Funds under Management (billions)	30.0	29.7	26.5

U.S. dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (millions)	177	107	97
Premiums & Deposits (millions)	1,719	1,689	1,752
Funds under Management (billions)	25.9	24.3	20.9
•	The Asia and Japan Divisions were combined in June 2005. The combined Division’s shareholders’ net income of $213 million in the third quarter of 2005 was $85 million higher than for the same period last year. The release of $65 million of tax provisions in Japan was due to our updated expectation that we will be able to utilize these tax loss carry forwards and deferred tax timing differences. As well, the growth in the Japan variable annuity block and the Hong Kong wealth operations also contributed to this growth in earnings. Partially offsetting this increase was the impact of a stronger Canadian dollar. Year-to-date shareholders’ net income was $504 million, an increase of 37 per cent over 2004.

•	Premiums and deposits in the third quarter were $2.1 billion, a decrease of 10 per cent compared to the same quarter in 2004. Premium growth in the insurance businesses in Hong Kong and Singapore was offset by a reduction in the variable annuity sales in Japan. The third quarter of 2004 was an exceptional quarter for the Japan variable annuity sales with the launch of the distribution alliance with the Mitsubishi Tokyo Financial Group.

•	Funds under management increased by $3.5 billion to $30.0 billion as at September 30, 2005 compared to $26.5 billion as at September 30, 2004. The increase was attributable to net policyholder cash flows from variable annuity sales in Japan and the Individual Insurance and Wealth Management businesses in Hong Kong. This increase was partially offset by redemptions in Indonesia mutual funds resulting from a sharp increase in local interest rates during the quarter; the impact of maturities and surrenders on the declining block of policies acquired from Daihyaku; and the impact of a stronger Canadian dollar.

Reinsurance Division

Canadian dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (Loss) (millions)	(151)	30	64
Premiums (millions)	401	296	296

U.S. dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (Loss) (millions)	(127)	24	49
Premiums (millions)	334	238	226
•	Reinsurance Division reported a net loss of $151 million in the third quarter of 2005, a decrease of $215 million from the net income of $64 million reported in the third quarter of 2004. The large loss in the quarter was due to Property and Casualty Reinsurance net losses of $198 million related to Hurricane Katrina ($165 million post-tax U.S. dollars). In addition, Life Reinsurance reported unfavourable claims results compared to very favourable claims experience in the third quarter of 2004. The stronger Canadian dollar also negatively impacted earnings. The year-to-date net loss was $79 million compared to net income of $165 million in 2004.

•	Premiums of $401 million were $105 million or 35 per cent higher than in the third quarter of 2004. The increase was largely due to Property and Casualty Reinsurance reinstatement premiums recorded on contracts impacted by Hurricane Katrina, partially offset by the unfavourable impact of the weakened U.S. dollar. On a U.S. dollar basis, Reinsurance Division reported an increase in premiums of 48 per cent in the quarter compared to the third quarter of 2004.
Corporate and Other Segment

Canadian dollars	Quarterly Results
	3Q05	2Q05	3Q04
Shareholders’ Net Income (millions)	106	80	52
•	The Corporate and Other segment is comprised of Investment Division’s external asset management business, earnings on excess capital, transfer of credit risk from operating divisions, integration expenses, changes in actuarial methods and assumptions and other non-operating events. The segment also includes the John Hancock Accident and Health operations, which are primarily contracts in dispute.

•	The Corporate and Other segment reported third quarter net income of $106 million, an increase of $54 million from the third quarter of 2004. This earnings growth was largely driven by strong investment results; increased fees on the Investment Division’s external asset management business and lower expenses. Year-to-date net income was $263 million compared to $92 million reported in 2004.

Normal Course Issuer Bid
Subject to the final acceptance of its notice of intention by the Toronto Stock Exchange, Manulife Financial Corporation intends to make a normal course issuer bid permitting the purchase of up to 50 million common shares, representing approximately 6.3 per cent of both Manulife Financial’s outstanding common shares and public float (as defined in the rules of the Toronto Stock Exchange). As at November 3, 2005, Manulife Financial has 792 million common shares outstanding. Purchases under the bid will be made through the facilities of the Toronto Stock Exchange at market prices prevailing at the time of purchase. The bid period will commence on November 9, 2005 and expire on November 8, 2006 or such earlier date as Manulife Financial completes purchases pursuant to the notice. Any common shares acquired by Manulife Financial will be cancelled.
In addition, Manulife Financial may undertake repurchases of its common shares outside of Canada in compliance with applicable local laws. Manulife Financial may also enter into derivative-based programs in support of its repurchase activities, including the writing of put options and forward purchase agreements. These arrangements would allow Manulife Financial to better manage the cost of the repurchase of its common shares. If the Company does undertake these alternative arrangements and repurchases, the total number of common shares repurchased, including under the normal course issuer bid, will not exceed 50 million common shares.
Under its current normal course issuer bid, which terminates on November 8, 2005, Manulife Financial has purchased a total of 26,048,500 common shares at an average price of $57.44 per share.
The Company continues to believe that from time to time, the market price of its common shares may not fully reflect the value of its business and its future business prospects and accordingly, may represent an attractive investment and a desirable use of available funds.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$360 billion (US$310 billion) as at September 30, 2005.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.
Notes:
Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 2:00 p.m. ET November 3, 2005. For local and international locations, please call (416) 695-5259 and toll free in North America please call (877) 888-3855. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 5:00 p.m. ET November 3, 2005 until midnight ET, November 10, 2005 by calling (416) 641-2124 (passcode #5290).
The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET November 3, 2005. You may access the webcast at: www.manulife.com/QuarterlyReports. An archived version of the webcast will be available later on the website at the same URL as above.
The Third Quarter 2005 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/QuarterlyReports. Each of these documents may be downloaded before the webcast begins.
Forward-Looking Statements
This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Media inquiries: Peter Fuchs (416) 926-6103 peter_fuchs@manulife.com	Investor Relations: Patricia Kelly 1-800-795-9767 investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	September 30
	2005	2004	% Change

Net income	$747	$713	5
Less: net income attributed to participating policyholders	1	—	N/A

Net income attributed to shareholders	$746	$713	5
Preferred share dividends	(4)	—	N/A

Net income available to common shareholders	$742	$713	4

Premiums and deposits:
Life and health insurance premiums	$3,812	$3,847	(1)
Annuity and pension premiums	1,117	1,041	7
Segregated funds deposits	8,224	6,451	27
Mutual fund deposits	1,856	1,334	39
ASO premium equivalents	512	501	2
Other fund deposits	223	323	(31)

Total premiums and deposits	$15,744	$13,497	17

Funds under management:
General fund	$164,187	$174,347	(6)
Segregated funds	132,124	111,182	19
Mutual funds	33,829	33,395	1
Other funds	29,754	27,217	9

Total funds under management	$359,894	$346,141	4

Capitalization:
Long-term debt	$2,460	$3,067	(20)
Liabilities for preferred shares and capital instruments	1,916	$1,967	(3)
Non-controlling interest in subsidiaries	200	271	(26)

Equity
Participating policyholders’ equity	165	145	14
Shareholders’ equity
Preferred shares	344	—	N/A
Common shares	14,485	14,714	(2)
Contributed surplus	92	111	(17)
Retained earnings and currency translation account	8,280	8,558	(3)

Total capital	$27,942	$28,833	(3)

Selected key performance measures:
Basic earnings per common share	$0.93	$0.88
Diluted earnings per common share	$0.92	$0.87
Return on common shareholders’ equity (annualized)	12.7%	12.0%
Book value per common share	$28.82	$28.78
Common shares outstanding (in millions)
End of period	793	813
Weighted average — basic	796	811
Weighted average — diluted	804	819

Summary Consolidated Financial Statements
Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)

	For the three months ended
	September 30
	2005	2004

Revenue
Premium income	$4,929	$4,888
Net investment income	2,461	2,263
Other revenue	995	895

Total revenue	$8,385	$8,046

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,822	$1,432
Maturity and surrender benefits	3,230	2,675
Annuity payments	845	731
Policyholder dividends and experience rating refunds	377	404
Net transfers to segregated funds	92	83
Change in actuarial liabilities	(891)	(177)
General expenses	894	929
Commissions	815	719
Interest expense	194	189
Premium taxes	60	64
Non-controlling interest in subsidiaries	6	5

Total policy benefits and expenses	$7,444	$7,054

Income before income taxes	$941	$992
Income taxes	(194)	(279)

Net income	$747	$713
Less: net income attributed to participating policyholders	1	—

Net income attributed to shareholders	$746	$713
Preferred share dividends	(4)	—

Net income available to common shareholders	$742	$713

Basic earnings per common share	$0.93	$0.88
Diluted earnings per common share	$0.92	$0.87

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)

	As at September 30
Assets	2005	2004

Invested assets
Bonds	$103,033	$110,384
Mortgages	28,113	29,347
Stocks	9,061	7,544
Real estate	4,602	4,707
Policy loans	6,025	7,027
Cash and short-term investments	6,748	9,041
Bank loans	1,729	1,312
Other investments	4,876	4,985

Total invested assets	$164,187	$174,347

Other assets
Accrued investment income	$1,883	$2,225
Outstanding premiums	751	662
Goodwill	7,488	7,570
Intangible assets	1,746	1,904
Miscellaneous	3,260	3,861

Total other assets	$15,128	$16,222

Total assets	$179,315	$190,569

Segregated funds net assets	$132,124	$111,182

Liabilities and equity

Actuarial liabilities	$124,374	$135,573
Benefits payable and provision for unreported claims	2,921	2,304
Policyholder amounts on deposit	4,667	4,975
Deferred realized net gains	4,327	3,508
Bank deposits	5,374	3,920
Consumer notes	2,912	2,908
Future income tax liability	1,088	860
Other liabilities	5,710	7,688

	$151,373	$161,736

Long-term debt	2,460	3,067
Liabilities for preferred shares and capital instruments	1,916	1,967
Non-controlling interest in subsidiaries	200	271

Equity
Participating policyholders’ equity	165	145
Shareholders’ equity
Preferred shares	344	—
Common shares	14,485	14,714
Contributed surplus	92	111
Retained earnings and currency translation account	8,280	8,558

Total equity	$23,366	$23,528

Total liabilities and equity	$179,315	$190,569

Segregated funds net liabilities	$132,124	$111,182

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)
Note 1: Divisional Information

	For the quarter ended September 30, 2005
	U.S.	U.S.	Guaranteed &	Canadian	Asia and Japan	Reinsurance	Corporate
	Protection	Wealth	Structured				and
Premiums and deposits		Management	Financial Products				Other	Total

General fund premiums	$1,368	$767	$230	$1,385	$778	$401	$—	$4,929
Segregated fund deposits	312	5,385	247	1,153	1,127	—	—	8,224
Mutual fund deposits	—	1,397	—	297	162	—	—	1,856
ASO premium equivalents	—	—	—	512	—	—	—	512
Other fund deposits	—	223	—	—	—	—	—	223

Total	$1,680	$7,772	$477	$3,347	$2,067	$401	$—	$15,744

Net income	$144	$163	$36	$233	$216	$(151)	$106	$747

Funds under management	As at September 30, 2005

General fund	$45,420	$19,796	$31,338	$40,982	$15,875	$2,740	$8,036	$164,187
Segregated funds	11,066	80,364	5,058	22,660	10,754	—	2,222	132,124
Mutual funds	—	29,571	—	3,055	1,203	—	—	33,829
Other funds	—	6,261	—	—	2,204	—	21,289	29,754

Total	$56,486	$135,992	$36,396	$66,697	$30,036	$2,740	$31,547	$359,894

	For the quarter ended September 30, 2004
	U.S.	U.S.	Guaranteed &	Canadian	Asia and Japan	Reinsurance	Corporate
	Protection	Wealth	Structured				and
Premiums and deposits		Management	Financial Products				Other	Total

General fund premiums	$1,486	$374	$360	$1,624	$748	$296	$—	$4,888
Segregated fund deposits	337	4,100	1	667	1,338	—	8	6,451
Mutual fund deposits	—	947	—	184	203	—	—	1,334
ASO premium equivalents	—	—	—	501	—	—	—	501
Other fund deposits	—	323	—	—	—	—	—	323

Total	$1,823	$5,744	$361	$2,976	$2,289	$296	$8	$13,497

Net income	$112	$119	$73	$162	$131	$64	$52	$713

Funds under management	As at September 30, 2004

General fund	$47,355	$21,518	$38,242	$37,548	$16,066	$2,741	$10,877	$174,347
Segregated funds	10,612	67,880	5,324	18,023	6,742	—	2,601	111,182
Mutual funds	—	29,600	—	2,135	1,660	—	—	33,395
Other funds	—	5,964	—	—	2,003	—	19,250	27,217

Total	$57,967	$124,962	$43,566	$57,706	$26,471	$2,741	$32,728	$346,141

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period’s presentation.